June 2, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edwin Kim

Re:	Grid Dynamics Holdings, Inc.
Registration Statement on Form S-1
File No. 333-238202

Acceleration Request
Requested Date: June 3, 2020
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Grid Dynamics Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-238202) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Richard C. Blake at (650) 565-3997.

Sincerely,

GRID DYNAMICS HOLDINGS, INC.

/s/Anil Doradla
Anil Doradla
Chief Financial Officer

cc:	Leonard Livschitz
Grid Dynamics Holdings, Inc.

Katharine A. Martin
Richard C. Blake
Wilson Sonsini Goodrich & Rosati, P.C.